Exhibit 99.1

TSX: IMG NYSE: IAG	NEWS RELEASE

IAMGOLD ANNOUNCES US$300 MILLION BOUGHT DEAL FINANCING

BASE SHELF PROSPECTUS IS ACCESSIBLE, AND PROSPECTUS SUPPLEMENT WILL BE ACCESSIBLE ON SEDAR+ WITHIN TWO BUSINESS DAYS

Toronto, Ontario, May 21, 2024 – IAMGOLD Corporation (“IAMGOLD” or the “Company”) today announced that it has entered into an agreement with a syndicate of underwriters led by National Bank Financial Markets, BMO Capital Markets and RBC Capital Markets pursuant to which they have agreed to purchase, on a bought deal basis, 72,000,000 common shares of the Company at a price of US$4.17 per common share (the “Offering Price”), for aggregate gross proceeds to the Company of approximately US$300 million (the “Offering”). The underwriters will also have the option, exercisable in whole or in part, at any time up to 30 days following the closing of the Offering, to purchase up to an additional 10,800,000 common shares at the Offering Price to cover over-allotments, if any. In the event that the option is exercised in its entirety, the aggregate gross proceeds of the Offering to the Company will be approximately US$345 million.

Use of Proceeds

IAMGOLD intends to use the net proceeds of the Offering, including the net proceeds from the Over-Allotment Option should it be exercised, towards the repurchase of the 9.7% interest (“Transferred Interest”) in the Côté Gold Mine from Sumitomo Metal Mining Co. Ltd. (“Sumitomo”), in order to return to its full 70% interest in the Côté Gold Mine. The net proceeds of the Offering are to be deposited in an interest-bearing account or used to repay drawn amounts under its credit facility, in accordance with good cash management practices, until the completion of the aforementioned repurchase which is expected to be completed prior to the end of the calendar year.

Based on the current ramp-up schedule of the Côté Gold Mine as well as prevailing market conditions which could impact the amount of required expenditures during the ramp-up of Côté Gold and operating cash flows from the Company’s existing operations, the Company believes that the net proceeds of the Offering, combined with cash and cash equivalents at March 31, 2024, expected cash flows from operations, the expected proceeds from the sale of the remaining Bambouk assets and the available liquidity provided by the undrawn amounts under the credit facility, will be sufficient to fund the repurchase of the Transferred Interest.

The repurchase will increase the Company’s exposure to the Côté Gold Mine and result in additional economic benefits and cashflows and remove associated costs of holding the option to repurchase the 9.7% interest.

Background on Côté Joint Venture & Sumitomo Repurchase Agreement

The Côté Gold Mine is being operated through a joint venture (the “Côté Gold UJV” or “UJV”) between IAMGOLD, as the operator, and Sumitomo. The UJV is governed by the Côté Gold Joint Venture Agreement.

IAMGOLD’s participation is 60.3% in the UJV and has an option to repurchase a 9.7% interest from Sumitomo as part of the JV Funding and Amending Agreement (the “JV Funding Agreement”) announced on December 19, 2022. Under the terms of the JV Funding Agreement the Company has the right to repurchase its 9.7% interest (“Transferred Interest”) in the Côté Gold Mine from Sumitomo on May 31st and November 30th of every year from November 30, 2023 up to and including November 30, 2026.

The JV Funding Agreement also provides that until the earlier of the Company repurchasing the Transferred Interest and November 30, 2026, the Company will pay a repurchase option fee to Sumitomo equal to the three-month Secured Overnight Financing Rate (“SOFR”) plus 4% on the contributions made by Sumitomo due to the Transferred Interest.

The purchase price for this repurchase is equal to the initial funding of US$250 million contributed by Sumitomo for the Transferred Interest, plus the incremental contributions made, less incremental gold production received, by Sumitomo due to its increased ownership up to achieving commercial production, plus any accrued and unpaid amounts for the option fee payable thereon.

In its financial statements, the Company recognizes a financial liability for the Côté Gold Repurchase Option equal to the current repurchase price (including the accrued and unpaid amount for the option fee). As at March 31, 2024, this financial liability was US $366.8 million.

Transaction Details

The Offering will be made in all provinces and territories of Canada (other than Québec and Nunavut) by way of a final prospectus supplement to the Company’s existing base shelf prospectus dated September 1, 2022 (the “Base Shelf Prospectus”) to be filed on or about May 22, 2024 (the “Prospectus Supplement”) with the securities regulatory authorities in each of the provinces and territories in Canada. The Offering will be made in the United States pursuant to a preliminary prospectus supplement and a final prospectus supplement (together, the “U.S. Prospectus Supplements”), filed as part of an effective registration statement on Form F-10 (the “Registration Statement”), filed with the U.S. Securities and Exchange Commission (“SEC”) under the Canada/U.S. multi-jurisdictional disclosure system.

The Offering is scheduled to close on or about May 24, 2024, and is subject to certain conditions including, but not limited to, the receipt of all necessary approvals including the approval of the Toronto Stock Exchange and the New York Stock Exchange.

The Company has filed the Registration Statement (including the Base Shelf Prospectus) with the SEC for the Offering to which this communication relates. The Company has filed the Base Shelf Prospectus with each of the securities regulatory authorities in each of the provinces and territories in Canada. Before you invest, you should read the Registration Statement, the Base Shelf Prospectus, the U.S. Prospectus Supplements, the Prospectus Supplement and the documents incorporated by reference therein and other documents the Company has filed with the SEC and with the Canadian securities regulators, as applicable, for more complete information about the Company and the Offering. You may get documents filed with the SEC for free on the SEC’s Electronic Data Gathering, Analysis and Retrieval system at www.sec.gov. Access to the Base Shelf Prospectus, the Prospectus Supplement and any amendments to such documents are provided in accordance with securities legislation relating to procedures for providing access to a base shelf prospectus, a shelf prospectus supplement and any amendment to such documents. The Base Shelf Prospectus is, and the Prospectus Supplement will be (within two business days from the date hereof), accessible on SEDAR+ at www.sedarplus.com or www.sedarplus.ca. An electronic or paper copy of the Registration Statement, the Base Shelf Prospectus, the U.S. Prospectus Supplements, the Prospectus Supplement, and any amendment to such documents may be obtained, without charge, in Canada, from National Bank Financial Inc., by phone at (416) 869-8414 or by e-mail at NBF-Syndication@bnc.ca; BMO Nesbitt Burns Inc., Brampton Distribution Centre C/O The Data Group of Companies by phone at 905-791-3151 Ext 4312 or by email at torbramwarehouse@datagroup.ca; and from RBC Dominion Securities Inc., by phone at 416-842-5349 or by email at Distribution.RBCDS@rbccm.com by providing the contact with an email address or address, as applicable, and in the United States, from National Bank of Canada Financial Inc., 65 E. 55th St., 8th Floor, New York, New York 10022; by phone at (416) 869-8414 or by e-mail at NBF-Syndication@bnc.ca; BMO Capital Markets Corp., Attention: Equity Syndicate Department, 151 W 42nd Street, 32nd Floor, New York, New York 10036, by phone at (800) 414-3627 or by email at bmoprospectus@bmo.com; and from RBC Capital Markets, LLC, 200 Vesey Street, 8th Floor, New York, NY 10281-8098; Attention: Equity Syndicate; by phone at 877-822-4089 or by email at equityprospectus@rbccm.com by providing the contact with an email address or address, as applicable.

This news release shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the common shares in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of that jurisdiction.

CAUTIONARY STATEMENT ON FORWARD-LOOKING INFORMATION

This news release contains forward-looking statements. All statements, other than of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements with respect to the timing of the completion and size of the Offering and the use of the proceeds of the Offering) are forward-looking statements. Forward-looking statements are generally identifiable by use of the words “may”, “will”, “should”, “would”, “could”, “continue”, “expect”, “budget”, “aim”, “can”, “focus”, “forecast”, “anticipate”, “estimate”, “believe”, “intend”, “plan”, “schedule”, “guidance”, “outlook”, “potential”, “seek”, “targets”, “cover”, “strategy”, “during”, “ongoing”, “subject to”, “future”, “objectives”, “opportunities”, “committed”, “prospective”, or “project” or the negative of these words or other variations on these words or comparable terminology. The Company cautions the reader that forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by management, are inherently subject to significant business, financial, operational and other risks, uncertainties, contingencies and other factors, including those described below, which could cause actual results, performance or achievements of the Company to be materially different from results, performance or achievements expressed or implied by such forward-looking statements and, as such, undue reliance must not be placed on them. Forward-looking statements are also based on numerous material factors and assumptions, including with respect to: the Company’s present and future business strategies; operations performance within expected ranges; anticipated future production and cash flows; the Company’s ability to repurchase the Transferred Interest on its expected terms or at all; local and global economic conditions and the environment in which the Company will operate in the future; the price of precious metals, other minerals and key commodities; projected mineral grades; international exchanges rates; anticipated capital and operating costs; the availability and timing of required governmental and other approvals for the construction of the Company’s projects.

Forward-looking statements are subject to a number of risks and uncertainties, many of which are beyond the Company’s ability to control or predict, that may cause the actual results of the Company to differ materially from those discussed in the forward-looking statements. Factors that could cause actual results or events to differ materially from current expectations include, among other things, without limitation, failure to meet expected, estimated or planned gold production, unexpected increases in all-in sustaining costs or other costs, unexpected increases in capital expenditures and exploration expenditures, variation in the mineral content within the material identified as Mineral Resources and Mineral Reserves from that predicted, changes in development or mining plans due to changes in logistical, technical or other factors, the possibility that future exploration results will not be consistent with the Company’s expectations, changes in the Company’s relationship with Sumitomo, instability in financial markets, currency exchange risk, changes in world gold markets, cybersecurity risks, and other risks disclosed in IAMGOLD’s most recent Form 40-F and Annual Information Form and in IAMGOLD’s management’s discussion and analysis of financial position and results of operations for the first quarter ended March 31, 2024 on file with the SEC and Canadian securities regulatory authorities. Any forward-looking statement speaks only as of the date on which it is made and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking statement.

About IAMGOLD

IAMGOLD is an intermediate gold producer and developer based in Canada with operating mines in North America and West Africa. The Company has commenced production at the large-scale, long life Côté Gold Mine. In addition, the Company has an established portfolio of early stage and advanced exploration projects within high potential mining districts.

IAMGOLD is committed to maintaining its culture of accountable mining through high standards of Environmental, Social and Governance practices. IAMGOLD is listed on the New York Stock Exchange (NYSE: IAG) and the Toronto Stock Exchange (TSX: IMG).

IAMGOLD Contact Information

Graeme Jennings, Vice President, Investor Relations

Tel: 416 360 4743 | Mobile: 416 388 6883

info@iamgold.com